Exhibit 99.1
Logistic Properties of the Americas Announces Third Quarter 2024 Earnings Results
Continued Double-Digit Revenue Growth Highlights Strong Performance
SAN JOSÉ, Costa Rica, November 13, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today its unaudited financial results for the three months ended September 30, 2024 (“third quarter 2024” or “3Q24”). The Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from the U.S. generally accepted accounting principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s consolidated financial statements, including the notes thereto. Financial results are preliminary and subject to year-end audit and adjustments. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically-integrated, and institutional platforms operating across the region.
3Q24 Financial and Operating Highlights
•Revenue increased by 10.4% to $11.3 million for the three months ended September 30, 2024, primarily driven by increases of 26.4% and 9.5% in Peru and Costa Rica, respectively, thereby offsetting a 7.1% decline in Colombia, which resulted from the tactical divestment of a building during the fourth quarter of 2023.
•3Q24 Net Operating Income (NOI) increased by 10.3% to $9.6 million, from $8.7 million in 3Q23, while 3Q23 Same-Property Cash NOI remained in line.
•LPA’s operating portfolio achieved a leased rate of 98.5% by quarter’s end, from 94.6% in 2Q24. This increase reflects the Company’s strategic approach to capturing rental market growth through both lease renewals and new lease agreements. LPA ended 3Q24 having executed two new lease agreements in Colombia with Porsche and DSV (formerly Panalpina), respectively, earlier than previously expected, resulting in a combined gross leasable area (GLA) of 125,282 square feet. These new leases replace prior vacancies and reflect current increased market rental rates, achieving an average rate increase of 28%. LPA secured a new lease at the Callao Park in Peru with Scharff International Courier & Cargo S.A. and also leased available space in the Lima Sur Park with Signia Soluciones Logisticas S.A.C., for a combined GLA of 92,537 square feet. In Costa Rica, LPA signed a new lease agreement with Chemelco Food Tech, S.A., adding 1,416 square feet to LPA’s total leased portfolio. The quarter’s leasing activity in Peru and Costa Rica demonstrates the Company’s ability to effectively capture embedded rental rate growth within its portfolio in the markets where LPA operates.
•Average rent per square foot increased by 4.9% year-over-year (“YoY”) to $7.92 in 3Q24 from $7.55 in 3Q23, supported by charges related to automatic escalators included in the Company’s existing lease contracts.
•Net Earnings Attributable to Owners of the Company reached $4.9 million in 3Q24, a 266% increase compared to $1.4 million in 3Q23. Earnings per Share Attributable to Owners of the Company increased to basic of $0.16 and diluted of $0.15 compared to basic and diluted of $0.05 in 3Q23.
Subsequent Events
•In December 2022, the Company committed to a 30-year land lease agreement with Lima Airport Partners S.R.L. (“LAP”) to develop warehouses on the leased land. In connection with this commitment, on October 31, 2024, LAP granted the Company the right to access three land parcels measuring approximately 1.5 million square feet, of which one parcel measuring approximately 0.7 million square feet will be used by LPA to begin construction of a warehouse. For the remaining land parcels, the Company is authorized to prepare the land for future construction, after which the land parcels will be returned to LAP until further authorization on construction is granted to the Company.

•On November 12, 2024, the Company has entered into a binding agreement with a Mexican real estate developer to form a strategic partnership in Mexico for the purpose of operating real estate properties located in Mexico.

Upon formation of the partnership, the real estate developer will contribute two operating properties to the partnership, and the Company will contribute cash equal to 10% of the appraised values of the two properties. The Company will own a 10% equity interest in the partnership, and the real estate developer company will own the remainder. This transaction is expected to close in early 2025.

Furthermore, this strategic alliance grants LPA immediate access to Falcon’s extensive experience through more than 65 years operating within Mexico’s industrial and logistics market, well-established relationships with Mexico's key landowners, and a solid local network of clients and developers.
CEO Commentary
LPA’s portfolio of operating assets continued delivering solid performance levels in the third quarter, driven by favorable underlying market trends and positive leasing dynamics across our markets. Revenues increased by 10.4% year-over-year, as more of our leases were marked-to-market upon renewal, also benefiting from the execution of new leases with several new tenants, including European multinational companies, complementing our lease portfolio. This top line growth, combined with continued operating efficiencies, increased NOI by 10.3% to $9.6 million for the third quarter 2024. It is important to note that general and administrative expenses were significantly higher again this quarter, mainly due to the one-time costs related to LPA’s transition to become a publicly traded company, and the additional costs that will be recurring as we have assumed heightened auditing and reporting obligations to comply with U.S. Securities and Exchange Commission requirements.

Our operating GLA increased by 10.9% to 5.1 million square feet from the beginning of the year. Stabilized leased area leveled off by 150 basis points to 98.5% during the same period, as we are patient and highly selective in our re-leasing efforts, particularly in Colombia where the range of mark-to-market spreads increased by 25% to 40%. The considerable scarcity of new supply within this market over the last 18 months has enabled us to identify higher-value and option-constrained tenants which require our premium product.
The quarter also brought additional residual fee income from the release of certain shareholders from lock-up agreements when LPA’s share price activity warranted these releases. This income bolstered our funding for expanding LPA’s portfolio in the region. We do not expect to receive additional fee income of this nature in subsequent quarters.

Lastly and perhaps most noteworthy, we have initiated our investment program in Mexico, aligning with our long-term value creation strategy and seizing an opportunity to deploy capital earlier than initially planned. Consistent with our long-term value creation strategy, we have begun investing in Mexico, successfully identifying an opportunity to invest capital sooner than we initially expected. Extending LPA’s differentiated vertically-integrated real estate platform to Mexico represents an exciting new phase of growth for our Company, as we continue to benefit from the growing industrial and logistics sector demand and strong nearshoring and ecommerce tailwinds within Mexico. We expect to replicate our success through sustained operational excellence in this globally relevant, and fast-growing market, leveraging our many years of experience delivering world-class products and capital solutions to the region's highest quality tenants.
Esteban Saldarriaga
Chief Executive Officer
Real Estate Portfolio

	Real Estate Portfolio
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2023[1]
Number of operating real estate properties	30	28	28
Operating GLA (sq. ft)	5,121,625	4,619,616	4,615,760
Leased area (sq. ft)	5,629,154	5,308,454	5,098,759
Number of tenants	51	53	53
Average rent per square foot	$7.92	$7.80	$7.55
Weighted average remaining lease term	5.0 years	5.3 years	5.5 years
Stabilized occupancy rate (% of GLA)	94.5%	100.0%	99.4%
1 Excludes a held-for-sale investment property in Colombia with a Leased Area of 289,000 square feet which was occupied by one tenant.

Financial Performance
Revenues
(amounts expressed in thousand dollars, unless otherwise noted)

	Three months ended September 30
	2024	2023	% Chg.
Rental revenue
Colombia	2,068	2,226	(7.1)%
Peru	2,983	2,360	26.4%
Costa Rica	6,122	5,589	9.5%
Unallocated revenue	100	39	154.2%
Total revenue	11,273	10,214	10.4%
Investment Property Operating Expenses
(amounts expressed in thousand dollars, unless otherwise noted)

	Three months ended September 30
	2024	2023	% Chg.
Investment property operating expense
Colombia	(310)	(261)	18.6%
Peru	(566)	(423)	34.0%
Costa Rica	(741)	(825)	(10.2%)
Total Investment Property Operating expense	(1,617)	(1,509)	7.1%
Operating Performance
(amounts expressed in thousand dollars, unless otherwise noted)

	Three- months ended September 30
	2024	2023	% Chg.
Total revenues	11,273	10,214	10.4%
Total investment property operating expense	(1,617)	(1,509)	7.1%
General and administrative	(4,751)	(2,520)	88.5%
Investment property valuation gain	8,175	9,826	(16.8)%
Interest income from affiliates	—	160	(100.0)%
Financing costs	(5,797)	(5,647)	2.7%
Net foreign currency gain	49	13	261.6%
Other income	1,105	32	NM
Other expenses	(1,238)	(3,345)	(63.0)%
Profit before taxes	7,199	7,224	(0.4)%
Income tax expense	(2,366)	(4,853)	(51.3)%
PROFIT FOR THE PERIOD	4,833	2,371	103.8%
NM- not meaningful

Supplemental Information
Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
3Q24 Earnings Conference Call
When: November 14, 2024, 9:00 a.m. Eastern Time
Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, Ms. Annette Fernandez, Chief Operating Officer, and Mr. Camilo Ulloa, Investor Relations
Dial-in: +1 800 343 5172 (Toll-Free), +1 203 518 9843 (International)
Passcode: LPA3Q24
Pre-Register: You may pre-register at any time: here. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: click here
The call recording will also be available for replay on LPA’s website for a limited time.
About Logistic Properties of the Americas
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of September 30, 2024, LPA’s operating and development portfolio was comprised of 31 logistics facilities in Costa Rica, Peru and Colombia totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com
Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contacts
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com
Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com